Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES SECOND QUARTER 2018 FINANCIAL RESULTS AND FLEET EMPLOYMENT UPDATES

ATHENS, GREECE (GLOBE NEWSWIRE) — 7/27/18 — Capital Product Partners L.P. (the “Partnership” or “CPLP”) (NASDAQ: CPLP), an international diversified shipping partnership, today released its financial results for the second quarter ended June 30, 2018.

The Partnership’s net income for the quarter ended June 30, 2018 was $4.0 million, compared with $9.8 million for the second quarter of 2017 and $5.3 million for the previous quarter ended March 31, 2018. After taking into account the preferred interest in net income attributable to the holders of the 12,983,333 Class B Convertible Preferred Units outstanding as of June 30, 2018 (the “Class B Units”, and such holders the “Class B Unitholders”), and the interest attributable to the general partner, net income per common unit for the quarter ended June 30, 2018 was $0.01, compared to $0.06 for the second quarter of 2017 and $0.02 for the previous quarter ended March 31, 2018.

Operating surplus prior to allocations to our capital reserve and distributions to the Class B Units for the quarter ended June 30, 2018 amounted to $24.9 million, compared to $30.5 million for the second quarter of 2017, and $26.0 million for the previous quarter ended March 31, 2018. In line with the previous quarter, we allocated $13.2 million to the capital reserve during the second quarter of 2018. Operating surplus after the quarterly allocation to the capital reserve and distributions to the Class B Unitholders was $8.9 million for the second quarter of 2018. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to “Appendix A” at the end of the press release for a reconciliation of this non-GAAP measure with net income.

Total revenues for the second quarter of 2018 amounted to $65.5 million corresponding to an increase of 5.5% compared to $62.1 million during the second quarter of 2017. The increase in total revenues was primarily a result of the increase in the average number of vessels in our fleet following the acquisition of the M/T ‘Aristaios’ in January 2018 and the higher number of voyage charters performed by our vessels compared to the second quarter of 2017. The impact of these factors was partially offset by lower average charter rates earned by certain of our vessels compared to the corresponding period in 2017 and by an increase in off-hire days in connection with passing special surveys for certain of our vessels.

Total expenses for the second quarter of 2018 were $55.0 million compared to $45.7 million in the second quarter of 2017. Voyage expenses for the second quarter of 2018 were $9.4 million compared to $3.5 million in the second quarter of 2017. The increase was mainly attributable to the increase in the number of voyage charters performed by certain of our vessels in the second quarter of 2018 compared to the same period in 2017, as due to the depressed tanker market and the limited liquidity of the tanker period market, we have chosen to trade certain of our vessels in the spot market until we see a more sustained recovery in period tanker rates. Total vessel operating expenses during the second quarter of 2018 amounted to $25.4 million, compared to $22.0 million during the second quarter of 2017. The increase in operating expenses mainly reflects the increase in the number of vessels in our fleet incurring operating expenses, following the redelivery of three vessels previously employed under bareboat charters and the acquisition of the M/T ‘Aristaios’ in January 2018, as well as increased operating expenses incurred during the second quarter of 2018 in connection with the special surveys of certain of our vessels. Total expenses for the second quarter of 2018 also include vessel depreciation and amortization of $18.7 million, compared to $18.5 million in the second quarter of 2017. General and administrative expenses for the second quarter of 2018 amounted to $1.5 million, in line with the second quarter of 2017.

Total other expense, net, for the second quarter of 2018 was $6.5 million compared to $6.6 million in the second quarter of 2017. Total other expense, net, includes interest expense and finance costs of $7.2 million for the second quarter of 2018, compared to $6.7 million in the second quarter of 2017. The increase primarily reflects higher interest costs incurred during the second quarter of 2018, mainly as a result of an increase in the LIBOR weighted average interest rate compared to the same period in 2017 and the partial write-off of deferred financing costs associated with the mandatory debt prepayment in connection to the sale of M/T ‘Aristotelis’ in April 2018.

As of June 30, 2018, total partners’ capital amounted to $916.9 million, a decrease of $16.5 million compared to $933.4 million as of December 31, 2017. The decrease was primarily due to the distributions declared and paid during the first half of 2018 in the total amount of $26.3 million, partially offset by net income for the period.

Total cash as of June 30, 2018 amounted to $51.0 million, of which restricted cash (under our credit facilities) amounted to $18.5 million.

As of June 30, 2018, the Partnership’s total debt was $478.9 million, an increase of $3.1 million compared to $475.8 million as of December 31, 2017. The increase in the Partnership’s total debt was attributed to the assumption of a $28.3 million term loan in connection with the acquisition of the M/T ‘Aristaios’ and a $15.6 million term loan in relation to the acquisition of the M/T ‘Anikitos’, partially offset by scheduled loan principal payments during the first half of 2018 and the mandatory prepayment of $14.4 million made under the 2017 credit facility in connection to the sale of the M/T ‘Aristotelis’.

Fleet Employment Update

During the quarter, the Partnership has reached an agreement to charter eight of its product tankers:

The M/T ‘Avax’, the M/T ‘Axios’ and the M/T ‘Assos’ (apx. 47,800 dwt, Ice Class 1A IMO II/III chemical product tanker, built 2006/2007 Hyundai Mipo Dockyard, South Korea) have secured employment for two years (+/- 30 days) at a gross daily rate of $13,850 with Petrobras. The charterer has the option to extend the respective time charters for an additional eleven months (+/-30 days) at the same rate.

Furthermore, and as previously announced, the M/T ‘Alexandros II’, the M/T ‘Aristotelis II’, the M/T ‘Aris II’ and the M/T ‘Ayrton II’ (aprx. 51,000 dwt, IMO II/III chemical/product tanker, built 2009/2008 STX Offshore & Shipbuilding Co., Ltd, South Korea), have also secured employment with Petrobras for two years (+/- 30 days) at a gross daily rate of $14,700. The charterer has the option to extend the respective time charters for an additional eleven months (+/-30 days) at $14,850 per day.

Certain of these new charters are subject to vetting inspections of the respective vessels and are expected to commence in the third quarter of 2018.

In addition, the M/T ‘Alkiviadis’ (36,721 dwt, Ice Class 1A IMO II/III chemical/product tanker, built 2006 Hyundai Mipo Dockyard Company Ltd., South Korea) secured a twenty month (+/- 30 days) extension of its present time charter with CSSA S.A., a fully owned subsidiary of Total S.A., at a gross daily rate of $12,500. The charter extension will commence in August 2018.

Following the employment updates listed above, the Partnership’s charter coverage for the remainder of 2018 is 77%.

Quarterly Common and Class B Unit Cash Distribution

On July 18, 2018, the Board of Directors of the Partnership (the “Board”) declared a cash distribution of $0.08 per common unit for the second quarter of 2018 payable on August 14, 2018 to common unit holders of record on August 2, 2018.

In addition, on July 18, 2018, the Board declared a cash distribution of $0.21375 per Class B Unit for the second quarter of 2018, in line with the requirements of the Partnership’s Second Amended and Restated Partnership Agreement, as amended. The second quarter of 2018 Class B Unit cash distribution will be paid on August 10, 2018 to Class B Unitholders of record on August 2, 2018.

Market Commentary

Product Tanker Market

Product tanker spot rates retreated in the second quarter of 2018 compared to the previous quarter. In the Atlantic, the market experienced solid demand for much of the quarter as a result of an increase in gasoline imports to the U.S. Atlantic coast. Despite this improvement, rates for Medium Range (“MR”) product tankers on the benchmark transatlantic trade retreated due to tonnage oversupply and the negative sentiment in the wider product tanker market. In the U.S. Gulf region, declining refinery utilization rates in the first part of the quarter reduced product export volumes from the region, while lower imports into Mexico and Brazil also limited trading activity. Concurrently, the market was pressured by high tonnage availability, which was further increased by ballasters arriving from the U.S. East Coast. In the eastern hemisphere, the market was similarly uneventful. Increased competition from Long Range product tankers in conjunction with a large number of crude tanker newbuildings delivering from Asian shipyards, which were subsequently carrying clean cargoes on their maiden voyages, had a negative impact on demand for product tanker tonnage.

Period product tanker rates decreased in tandem with the spot market. However, time charter activity was maintained at relatively robust levels during the quarter, partly reflecting the positive outlook for the sector.

On the supply side, the orderbook remains close to historically low levels. As at the end of the second quarter of 2018, the MR product tanker orderbook stood at approximately 8.0% of the current worldwide fleet. In addition, product tanker deliveries continued to experience significant slippage during the first half of 2018, as 35.8% of the expected MR and handy size tanker newbuildings were not delivered on schedule. Looking ahead, analysts estimate that net fleet growth for product tankers will slow to 1.5% in 2018, which would represent the slowest rate of growth since 2000, while product tanker deadweight demand will grow by 2.6%.

Suezmax Tanker Market

Suezmax spot market rates hovered at historically low levels during the second quarter of 2018, although a modest improvement was recorded compared to the first quarter of the year. This performance reflected a number of factors, including the build-up of a significant oversupply of vessels following strong fleet growth in recent years. Moreover, growth in seaborne crude trade was limited by the oil production cut agreement between OPEC and non-OPEC oil producers, as the compliance rate relative to the production quotas stood at 147% in May, while a sharp decline in Venezuelan exports added pressure on the market. Nonetheless, rising long-haul exports between the Atlantic and Asia ameliorated some of the negative pressure, with U.S. crude exports spiking to a record of 2.6 mb/d in early May.

The time charter market for Suezmaxes saw limited activity and accordingly period rates softened further, reflecting the depressed spot rate environment.

On the supply side, the Suezmax orderbook represented at the end of the second quarter of 2018 approximately 8.8% of the current worldwide fleet. The delivery of new vessels is expected to slow down going forward, as 17 and 19 vessels are expected to be delivered for the remainder of 2018 and in 2019, respectively, assuming no cancellations or slippage. In 2018, Suezmax dwt demand is projected to grow by 3.5%, as the negative impact from the OPEC-led supply cuts will soon start to be phased out following a recent decision by OPEC to increase oil output and as long-haul exports from the Atlantic basin to Asia are expected to increase.

Finally, it is worth highlighting that demolition activity has significantly accelerated in 2018 compared to the already high demolition activity registered in 2017, when 11.1 million dwt of tanker tonnage was scrapped. In particular, total tanker demolition amounted to approximately 15.0 million dwt during the first half of 2018 including 13 Suezmax vessels. This represents among the highest demolition levels on record for this period of time.

Neo-Panamax Container Market

Chartering activity for container vessels was relatively healthy during the second quarter of 2018, despite the high influx of large container newbuildings above 14,500 TEU. However, discussions on the imposition of tariffs, in particular between the U.S. and China, negatively affected owners’ and charterers’ sentiment towards the end of the quarter. Notably, the idle container fleet stood at the end of the second quarter of 2018 at approximately 1% of the current fleet, compared to 2% at the end of 2017, and substantially lower when compared to 7% at the end of 2016.

At the end of the second quarter of 2018, the container orderbook remained close to historically low levels, standing at 11.7% of the current fleet, down from 13% in the previous quarter. Slippage for the first half of 2018 is estimated at 18%, while container vessel demolition for full year 2018 is projected at 137,000 TEUs.

Overall, analysts project container vessel demand to grow by 5.3% in 2018, while the container fleet is also projected to expand by 5.3%.

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of the Partnership’s General Partner, commented:

“The overall weakness of the tanker and, in particular, the Suezmax market, which continued to experience multi-decade lows, and the off hire and expenses related to certain of our vessels undergoing special survey continued to adversely affect our financial results and common unit distribution coverage this quarter. Looking ahead, we are pleased to have secured period charter coverage for eight of our product tankers this quarter—at attractive rates relative to current market levels—and which are expected to commence in the third quarter of this year. In addition, only two of our vessels are scheduled to undergo drydocking for the rest of year, which are expected to occur in the third quarter of 2018.”

Conference Call and Webcast

Today, July 27, 2018, the Partnership will host an interactive conference call at 9:00 am Eastern Time to discuss the financial results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (U.S. Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Capital Product Partners.”

A replay of the conference call will be available until August 3, 2018 by dialing 1 866 247 4222 (U.S. Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 69648481#.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ:CPLP), a Marshall Islands master limited partnership, is an international owner of tanker, container and drybulk vessels. The Partnership currently owns 37 vessels, including twenty-one modern MR (Medium Range) product tankers, four Suezmax crude oil tankers, one Aframax crude/product oil tanker, ten Neo Panamax container vessels and one Capesize bulk carrier. Its vessels trade predominantly under period charters.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, our ability to obtain financing and pursue growth opportunities, our expectations or objectives regarding future distribution amounts, our capital reserve, future earnings, our expectations regarding employment of our vessels, redelivery dates and charter rates, fleet growth, market and charter rate expectations, are forward-

looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our units.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2018	2017	2018	2017
Revenues	60,959	49,856	118,372	100,164
Revenues – related party	4,583	12,205	12,709	22,167

Total revenues	65,542	62,061	131,081	122,331

Expenses:
Voyage expenses	9,419	3,537	18,397	5,825
Vessel operating expenses	22,291	19,139	44,088	35,984
Vessel operating expenses - related party	3,126	2,902	6,154	5,685
General and administrative expenses	1,464	1,540	3,186	2,975
Vessel depreciation and amortization	18,667	18,544	36,999	37,070

Operating income	10,575	16,399	22,257	34,792

Other income / (expense), net:
Interest expense and finance cost	(7,209)	(6,709)	(13,600)	(13,059)
Interest and other income	661	129	630	339

Total other expense, net	(6,548)	(6,580)	(12,970)	(12,720)

Partnership’s net income	4,027	9,819	9,287	22,072

Preferred unit holders’ interest in Partnership’s net income	2,775	2,775	5,550	5,550
General Partner’s interest in Partnership’s net income	24	136	71	320
Common unit holders’ interest in Partnership’s net income	1,228	6,908	3,666	16,202
Net income per:
• Common unit, basic and diluted	$0.01	$0.06	$0.03	$0.13
Weighted-average units outstanding:
• Common units, basic and diluted	126,701,690	122,892,517	126,701,690	122,441,607

Total comprehensive income:	4,027	9,819	9,287	22,072

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of June 30, 2018	As of December 31, 2017
Assets
Current assets
Cash and cash equivalents	32,464	63,297
Restricted cash	1,011	—
Trade accounts receivable, net	7,263	4,772
Prepayments and other assets	4,089	3,046
Inventories	10,331	5,315
Assets held for sale	—	29,027

Total current assets	55,158	105,457

Fixed assets
Vessels, net	1,304,172	1,265,196

Total fixed assets	1,304,172	1,265,196

Other non-current assets
Above market acquired charters	76,798	75,035
Deferred charges, net	2,220	1,519
Restricted cash	17,489	18,000
Prepayments and other assets	724	1,009

Total non-current assets	1,401,403	1,360,759

Total assets	1,456,561	1,466,216

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	53,102	50,514
Trade accounts payable	17,592	9,631
Due to related parties	13,704	14,234
Accrued liabilities	16,988	15,111
Deferred revenue, current	17,272	18,800
Liability associated with vessel held for sale	—	14,781

Total current liabilities	118,658	123,071

Long-term liabilities
Long-term debt, net	420,129	403,820
Deferred revenue	916	5,920

Total long-term liabilities	421,045	409,740

Total liabilities	539,703	532,811

Commitments and contingencies

Total partners’ capital	916,858	933,405

Total liabilities and partners’ capital	1,456,561	1,466,216

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the six month periods ended June 30,
	2018	2017
Cash flows from operating activities:
Net income	9,287	22,072
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	36,999	37,070
Amortization and write off of deferred financing costs	972	485
Amortization of above market acquired charters	8,278	7,744
Equity compensation expense	466	578
Changes in operating assets and liabilities:
Trade accounts receivable, net	(2,491)	358
Prepayments and other assets	(758)	351
Inventories	(4,851)	383
Trade accounts payable	6,488	3,511
Due to related parties	(530)	(6,439)
Accrued liabilities	1,308	468
Deferred revenue	(6,532)	(3,206)
Dry-docking costs paid	(677)	(1,055)

Net cash provided by operating activities	47,959	62,320

Cash flows from investing activities:
Vessel acquisitions and improvements including time charter agreements	(40,499)	(1,386)
Proceeds from sale of vessel	29,400	—

Net cash used in investing activities	(11,099)	(1,386)

Cash flows from financing activities:
Proceeds from issuance of Partnership units	—	5,120
Expenses paid for issuance of Partnership units	—	(120)
Deferred financing costs paid	(94)	(14)
Payments of long-term debt	(40,799)	(8,677)
Dividends paid	(26,300)	(25,619)

Net cash used in financing activities	(67,193)	(29,310)

Net (decrease) / increase in cash, cash equivalents and restricted cash	(30,333)	31,624

Cash, cash equivalents and restricted cash at beginning of period	81,297	124,678

Cash, cash equivalents and restricted cash at end of period	50,964	156,302

Supplemental cash flow information
Cash paid for interest	$11,747	$12,547
Non-Cash Investing and Financing Activities
Offering expenses included in liabilities	$—	$113
Capital expenditures included in liabilities	$808	$941
Sale of vessel expenses included in liabilities	538	—
Capitalized dry docking costs included in liabilities	$1,097	$86
Assumption of loan regarding the acquisition of the shares of the companies owning the M/T Aristaios and the M/T Anikitos	$43,958	$—
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$32,464	$138,302
Restricted cash - Current assets	$1,011	$—
Restricted cash - Non-current assets	$17,489	$18,000

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$50,964	$156,302

Appendix A – Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, amortization of above market acquired charters and straight line revenue adjustments.

Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three- month period ended June 30, 2018	For the three- month period ended June 30, 2017	For the three-month period ended March 31, 2018
Partnership’s net income	4,027	9,819	5,260

Adjustments to reconcile net income to operating surplus prior to Capital Reserve and Class B Preferred Units distribution
Depreciation and amortization[1]	19,462	19,060	18,954
Amortization of above market acquired charters and straight line revenue adjustments	1,379	1,576	1,762

Operating Surplus prior to capital reserve and Class B Preferred Units distribution	24,868	30,455	25,976

Capital reserve	(13,208)	(14,644)	(13,208)

Class B preferred units distribution	(2,775)	(2,775)	(2,775)

Operating Surplus after capital reserve and Class B Preferred Units distribution	8,885	13,036	9,993

Decrease/(increase) in recommended reserves	1,490	(2,950)	382

Available Cash	10,375	10,086	10,375

[1]	Depreciation and amortization line item includes the following components:

•	Vessel depreciation and amortization; and

•	Deferred financing costs and equity compensation plan amortization.